

05039682

SECUR _____ ___ ___SION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65789

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/01/04_____ AND ENDING___12/31/04_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradePipe BD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 Ormsby Station Court
_____
                              (No. and Street)

Louisville, Kentucky   40223
_____
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Neil P. Ramsey_____ (502) 245-6220
                                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Strothman & Company PSC
_____
              (Name – if individual, state last, first, middle name)

1600 Waterfront Plaza, Louisville, KY   40202
_____
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Neil P. Ramsey__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__TradePipe BD, LLC__ , as
of __December 31__ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, ~~except as follows~~:

_____

_____

_____

_____
Signature

__President__
Title

Suzanne M. Davis exp 07/22/06
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Audited Financial Statement

TradePipe BD, LLC

December 31, 2004

Strothman & Company P S C
Certified Public Accountants & Advisors

1600 Waterfront Plaza
325 West Main Street
Louisville, Kentucky 40202-4251

502 585 1600
502 585 1601 Fax
www.strothman.com

Independent Auditors' Report



To the Members of
TradePipe BD, LLC
Louisville, Kentucky

We have audited the accompanying statement of financial condition of TradePipe BD, LLC (the "Company") as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TradePipe BD, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Strothman + Company PSC

Louisville, Kentucky
February 8, 2005

Statement of Financial Condition

TradePipe BD, LLC

December 31, 2004

Assets

Cash	$	318,044
Commissions receivable		855,581
Investments in daily liquid hedge funds		1,276,058
Total Assets	$	2,449,683
Members' Equity	$	2,449,683

See Notes to Statement of Financial Condition

Notes to Statement of Financial Condition

TradePipe BD, LLC

December 31, 2004

Note A--Description of Business and Summary of Significant Accounting Policies

Description of Business--TradePipe BD, LLC (the "Company") is a limited liability company formed on November 19, 2002 and commenced operation on July 1, 2003. The Company is a "broker-dealer" registered with the National Association of Securities Dealers ("NASD") and executes equity trades for its customer. The Company has agreements with clearing broker-dealers in order to clear equity trades for its customers. The Company is not permitted to maintain accounts, cash, or securities for its customers.

Commissions Receivable--Commissions receivable represent commissions earned but not paid until the following year. These receivables are due from three of the Company's clearing brokers. No allowance for uncollectibility has been provided for commissions receivable.

Investment in Daily Liquid Hedge Funds--These investments are recorded at their fair value as determined by published trading values of the underlying securities on the date of the statement of financial condition.

Profit and loss arising from securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Income Taxes--The Company is treated as a partnership for federal and state income taxes purposes. Consequently, federal and state income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's net income.

Limited Liability--Since the Company is a limited liability company, no member, manager, agent or employee of the Company shall be personally liable for the debts, obligations or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other member, director, manager, agent or employee of the Company, unless the individual has signed a specific personal guarantee. All elements of income and deductions are included in the tax returns of the members of the Company. The duration of the Company is perpetual.

Fair Value of Financial Instruments--The carrying amounts for current assets and liabilities approximate their fair values due to their short maturity.

Use of Estimates--The preparation of the statement of financial condition in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual amounts could differ from those estimates.

Notes to Statement of Financial Condition--Continued

TradePipe BD, LLC

December 31, 2004

Note B--Concentrations

Revenues--The Company earns all of its commission income from two funds, d. Quant Fund, LLC. ("d. Quant") and Emerging CTA Index Fund LP ("Emerging CTA Index Fund"). Both d. Quant and Emerging CTA Index Fund are managed by an affiliate of the Company.

Credit Risk--The Company's cash balance is secured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. At December 31, 2004, the Company's cash exceeded its FDIC insurance limit by approximately $865,800.

Note C--Investments in Daily Liquid Hedge Funds

Investments owned by the Company at December 31, 2004 consist of trading and investment securities at market values in the following hedge funds with daily liquidity:

Emerging CTA Index Fund LP	$ 177,463
d-Quant Fund, LLC	1,098,595
	$ 1,276,058

Investments in these funds are not insured by the Securities Investor Protection Corporation.

Note D--Minimum Capital Requirement

In accordance with Securities and Exchange Commission rules, a broker-dealer is required to maintain certain minimal capital balances and is limited to a maximum aggregate indebtedness, as defined in the rules. The Company is in compliance with both its minimal capital balance and maximum aggregate indebtedness requirements as of December 31, 2004.

Note E--Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of a minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $1,168,625 which was in excess of its required net capital.

Notes to Statement of Financial Condition--Continued

TradePipe BD, LLC

December 31, 2004

Note F--Related Party Transactions

The Company has entered into various agreements with a company related by common ownership, to provide certain administrative support, payroll, and execution facilitation services. During 2004, the Company paid $860,714 to this related party under these agreements.

The Company invests excess cash in hedge funds managed by an affiliate of the Company. As of December 31, 2004, the balances of these hedge funds were $1,276,058 and are reported as investments on the accompanying statement of financial condition.